April 11, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Webb, Reviewing Accountant
Angela Crane, Accounting Branch Chief
Andri Boerman, Staff Accountant

Re:	Nanogen, Inc.

Form 10-K for the year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the quarter ended September 30, 2007

Filed November 9, 2007

File No. 000-23541

Ladies and Gentlemen:

We submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Nanogen, Inc. (the “Company”) contained in Jay Webb’s letter dated January 25, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2006, and Form 10-Q for the quarter ended September 30, 2007, File No. 000-23541 (“Form 10-K” and “Form 10-Q”).

Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Jay Webb’s letter immediately preceding our response thereto.

Form 10-K for the year ended December 31, 2006

Note 1. Organization, page F-9

Variable Interest Entities, page F-9

1.	Please refer to our prior comment 3 and respond to the following:

a.	Based on your response, it appears that you did not record goodwill or an extraordinary loss in connection with the initial measurement of Jurilab when you acquired and became its primary beneficiary in July 2005. Instead, we note that you recorded the $6.9 million in excess of Jurilab’s liabilities over Jurilab’s assets at the acquisition date as debit to equity based on paragraph 15 of ARB 51. Please note that the guidance at paragraphs 6-15 of ARB 51 is appropriate subsequent to the initial measurement of a newly consolidated entity. Refer to paragraph 22 of FIN 46(R). Further note that the earned surplus or deficit of a purchased subsidiary at the date of acquisition by the parent should not be included in consolidated earned surplus, refer to paragraph 9 of ARB 51.

FIN 46(R) requires the primary beneficiary shall initially measure the assets, liabilities and non-controlling interests of the newly consolidated entity at their fair value. Further, paragraph 21 of FIN 46(R) requires that the excess of the sum of the fair value of the consideration paid, the fair value of the newly consolidated liabilities and non-controlling interest over the fair value of the newly consolidated identifiable assets and the reported amount of identifiable assets transferred by the primary beneficiary to the variable interest entity shall be reported in the period you become the primary beneficiary as either goodwill or an extraordinary loss.

Please explain to us why you did not record goodwill or an extraordinary loss for your 2005 Jurilab transactions and explain how your accounting for the initial measurements of Jurilab was in accordance with GAAP, citing the accounting literature that supports your conclusion. Please provide us with journal entries associated with your investment in and consolidation of Jurilab in July 2005 with your response to our comment.

Response:

We have revisited the literature in ARB 51 and FIN46(R) and have concluded that we should have initially measured the assets, liabilities, and non-controlling interests of the newly consolidated variable interest entity at their fair value at the date we became the primary beneficiary of Jurilab. As such, we performed a valuation analysis on these accounts with the information known at the time we made our initial investment in Jurilab. The resulting fair values were significantly different than the book values which had historically been consolidated into our financials, and did give rise to a purchase price in excess of the identifiable net assets. As noted in our response to your comment 1b below, we determined that this excess purchase price should have been reflected as an extraordinary loss in the statement of operations during the initial period of consolidation. As a result, we filed an Item 4.02 Current Report on Form 8-K on March 28, 2008 to communicate to investors that they should not rely on the financials as originally stated. Subsequently, on March 31, 2008, we filed our 10-K for the period ending December 31, 2007 with restated financials for the periods impacted by this change. In addition, we provided a reconciliation in Footnote 2 to the financial statements detailing the impact of the restatement on an annual and quarterly basis.

b.	We also note you indicate that “Based upon characteristics of Jurilab [you] concluded that Jurilab met the definition of a business. At the time of [your] investment, they had their own facility, management and research personnel, had secured some debt financing and had commenced research and development activities on clinical targets.” Please note that FIN 46(R) defines what constitutes a business. Based on the guidance under FIN 46(R), a business consists of inputs, process applied to those inputs, and resulting outputs that are used to generate revenues.

Further the outputs are defined as ability to obtain access to customers that purchase the outputs of the set. Refer to paragraph C3 and C4 of FIN 46(R) and please explain to us why Jurilab met the definition of a business under FIN 46(R) at its acquisition date.

Response:

We have revisited requirements of paragraphs C3 and C4 of FIN46(R) related to having inputs, processes applied to those inputs, and resulting outputs that are used to generate revenues. As a result of this reexamination of paragraphs C3 and C4, we determined that Jurilab did not meet the definition of a business at the date of our initial investment.

Jurilab is a company that has a stated goal of being in the business of selling DNA testing products and providing DNA diagnostic services for a fee to pharmaceutical companies, research institutes and healthcare organizations. In 2004 and 2005, Jurilab’s annual operating expenses averaged approximately 2,000,000 Euro per year. Jurilab had a number of products and services in development as of the date that we became its primary beneficiary.

Jurilab began selling Jurilab’s inaugural product, a DNA testing product, a few months prior to Nanogen’s initial investment in Jurilab and realized product revenue of approximately 30,000 Euro in 2005. This product was discontinued in 2006. Jurilab began earning a small amount of revenue by providing DNA diagnostic services to customers in 2001. However, Jurilab’s total service revenue for the five years ended prior to Nanogen’s investment in Jurilab averaged only approximately 100,000 Euro per year. As such, we do not believe that these revenue generating operations were sufficient to conclude that Jurilab had commenced its primary operations or were sufficient to conclude that Jurilab had the ability to obtain access to the customers that purchase the outputs of a set of activities and assets conducted and managed for the purpose of providing a return to investors. As such, we have concluded that Jurilab was a development stage Company on the date that we became its primary beneficiary and did not meet the definition of a business under FIN 46(R). This conclusion is consistent with the description of Jurilab in our December 31, 2005 10-K which describes Jurilab as “a development stage research and development company focused on technologies related to certain gene markers”

As a result, in our restated financials which are included in our 10-K filed on March 31, 2008, we recorded the excess purchase price as an extraordinary loss upon consolidation based on paragraph 21 of FIN46(R).

c.	In your response, you stated that “Had goodwill been recorded rather than the acquired deficit as equity as discussed in the paragraph above, there would have been no difference in the ultimate accounting for the variable interest entity (both while it was consolidated and upon its ultimate deconsolidation).”

Please note that goodwill arising from a business combination with continuing non-controlling interest shall be tested for impairment using an approach consistent with the approach used to measure the non-controlling interest at acquisition date. Refer to paragraph 38 of SFAS 142. Explain to us how you considered the impact of Paragraph 38 of SFAS 142 and why you concluded that there would have no difference in the ultimate accounting for the variable interest entity for all periods and dates it is presented in your financial statements. Please cite the accounting literature that supports your conclusion in your response.

Response:

As noted in our response to your comment 1b above, because Jurilab did not meet the FIN46(R) definition of a business, the excess purchase price was immediately expensed as an extraordinary loss. As a result, the need to review goodwill for impairment in accordance with SFAS 142 in subsequent periods no longer applies to our revised accounting treatment included in the restated financials included in our 10-K filed on March 31, 2008.

d.	We note that an additional equity investment in Jurilab in 2007 by a new investor resulted in a reduction in your ownership in Jurilab from 29.7% to 25.1%. The additional investment by a new investor appears to have resulted in your deconsolidation of Jurilab in July of 2007. Based on your disclosure in Form 10-Q for the quarter ended September 30, 2007, it appears that you reversed the accumulated loss that you had recognized in prior years as a result of deconsolidation of Jurilab.

Please explain to us how you accounted for the deconsolidation of Jurilab and your remaining 25.1% of ownership interest in Jurilab including the journal entries you recorded. Cite the specific accounting literature to support each journal entries you recorded. Also in this regard, please explain how you considered the guidance at paragraph 18 of APB 18.

Response:

In July, 2007, we determined that we should no longer be considered the primary beneficiary of Jurilab. As noted above, we have restated our financial statements as a result of revisiting the guidance of FIN46(R). As such, we deconsolidated the assets and liabilities of Jurilab in July of 2007 taking into consideration the carrying values of the assets, liabilities and noncontrolling interests of Jurilab in our restated financial statements at the date of our deconsolidation of Jurilab.

Due to the allocation of losses to the noncontrolling interest in our restated financial statements, through the third quarter of 2006 the noncontrolling interest balance was reduced to $0. As such, no further losses were allocated to the noncontrolling interests in accordance with ARB 51 after the balance was reduced to $0.

In our restated financial statements, on the date of the deconsolidation of Jurilab, we recorded a gain for the difference between 1) Jurilab’s liabilities in excess of its assets and cumulative foreign currency translation balance and 2) our investment in Jurilab established as of the date of deconsolidation. Our investment in Jurilab at the date of deconsolidation was established based upon the amount that our investment would have been recorded at as if we had applied the equity method of accounting for this investment under APB Opinion No. 18 since our initial investment in Jurilab.

In our restated financial statements, subsequent to our deconsolidation of Jurilab in July of 2007 we accounted for our investment in Jurilab based upon ABP Opinion No. 18. According to Paragraph 18 of ABP Opinion No. 18, “An investor’s share of the earnings or losses of an investee should be based on the shares of common stock held by an investor.” Subsequent to deconsolidation in July 2007, we continued to absorb our 25.1% share of the losses of Jurilab until our investment was written down to zero. As of December 31, 2007, there was no remaining book value to our investment as a result of recording losses subsequent to deconsolidation.

*****

After thorough consideration of the comments raised in your letters of January 25, 2008 and December 3, 2007, our Audit Committee of the Board of Directors, in consultation with management and our independent registered public accounting firm, concluded on March 28, 2008 that the adjustments discussed above were required to properly apply the consolidation methodology under FIN46R, “Consolidation of Variable Interest Entities.” We have filed a Item 4.02 Current Report on Form 8-K to clearly communicate to our investors that they should no longer rely on the financials from the third quarter of 2005 through the third quarter of 2007 as originally stated. Subsequently, in our recent 10-K filing made on March 31, 2008, we restated our consolidated financial statements for the impacted periods. We labeled the comparative 2006 and 2005 financial information in the Form 10-K “Restated” and provided explanatory disclosure consistent with the requirements of Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3.” We also provided expanded quarterly financial information, at a level consistent with Article 10 of Regulation S-X, reconciling the restated quarterly consolidated Balance Sheets and Statements of Operations to previously filed quarterly financial information. We believe these actions comply with the Commission’s requirement to provide the Company’s investors with clear and accurate material information on a timely basis in the context of a restatement of financial statements.

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (858) 410-4915.

Sincerely,

/s/ Nicholas J. Venuto
Mr. Nicholas J. Venuto,
Chief Financial Officer
Nanogen, Inc.

cc:	Scott D. Karchmer, Esq.

Morgan, Lewis & Bockius LLP